Filed by International DisplayWorks, Inc.
(Commission File No. 000-27002)
pursuant to Rule 425 under the
Securities Act of 1933, as amended
Subject Company: International DisplayWorks, Inc.
(Commission File No. 000-27002)
This filing relates to the proposed transactions pursuant to the terms of the Agreement and Plan of Merger, dated as of September 4, 2006, by and among International DisplayWorks, Inc., Flextronics International, Ltd. and Granite Acquisition Corp., a wholly-owned subsidiary of Flextronics.
On October 23, 2006, Senior Management of International DisplayWorks, Inc. provided this communication to the holders of stock options of International DisplayWorks, Inc.
Termination of the International DisplayWorks, Inc.
Equity Incentive Plans (Stock Option Plans)
What are the plans?
     IDW has two active stock option plans:
The 2000 Plan
The 2005 Plan
What will happen to the plans?
     Both plans will terminate upon the closing of the merger of IDW with Flextronics.
What will happen to my options and restricted share grants?
     This depends on which plan they were granted under, and, for options, if they are “in-the-money” on the closing date of the merger. In-the-money options means options that have an exercise price that is less than the per share price of IDW stock on the closing date of the merger (which will be computed by multiplying the final exchange ratio by the closing price of Flextronics shares on the day before the merger).
  If your options were granted under the 2005 Plan —
1.	All unvested options granted under the 2005 Plan will have their vesting accelerated upon the approval of the merger by the IDW shareholders.

2.	Unless holders of in-the-money options exercise their options before the closing date of the merger, they will be cashed out upon the closing of the merger as provided in 3 below. The window will be short for the exercise of options that vest as a result of the merger, but if you have vested options you may exercise them at any time before the closing date of the merger, subject to their terms and conditions and company policy (please refer to the instructions on how to exercise below in the information on the 2000 Plan).
3.	If in-the-money options granted under the 2005 Plan are not exercised before the closing date of the merger, holders of those options will be paid in cash the difference between the exercise price and the per share price of IDW stock on the closing date of the merger (which will be computed by multiplying the final exchange ratio by the closing price of Flextronics shares on the day before the merger). (Example — if the final exchange ratio multiplied by the applicable closing price for Flextronics shares is $6.55 and you have an option with an exercise price of $6.00, you will be paid $0.55, less applicable taxes).

4.	All options that are not “in-the-money” will be cancelled upon the closing of the merger.
  If your restricted shares were granted under the 2005 Plan —
1.	Upon approval of the merger by the IDW shareholders, all restricted shares granted under the 2005 Plan will vest and you will be issued IDW shares for your restricted shares that will automatically convert to Flextronics shares upon the closing date of the merger. You will then be able to either hold the Flextronics shares or sell them in the open market.
  If your options were granted under the 2000 Plan —
1.	All unvested options granted under the 2000 Plan will have their vesting accelerated upon the approval of the merger by the IDW shareholders.

2.	All options granted under the 2000 Plan that are not exercised before the closing date of the merger will be cancelled upon the closing date of the merger. The window will be short for the exercise of options that vest as a result of the merger, but if you have vested options you may exercise them at any time before the closing date of the merger, subject to their terms and conditions and company policy.

3.	You can exercise your options in one of two ways:
a.	You can send funds to IDW in an amount equal to the exercise price times the number of options you have and you will be issued IDW shares that will then be converted to Flextronics shares at the same exchange ratio as all other IDW shares upon the closing date of the merger.
b.	As before, we have set up a cashless exercise program with Roth Capital Partners to handle option exercises. Roth will exercise your options, sell shares received in the open market required to pay the exercise price and satisfy tax withholding obligations, remit the exercise price and tax withholding amounts to IDW and you will be issued the remainder in IDW shares. If you currently have a Roth account you will need to update certain information. If not, you will need to open a new account. We will designate Kenny and Danny to facilitate the paperwork.
4.	If you decide to choose method b. above and you want Roth to sell all your IDW shares upon exercise of your option, then your IDW shares will be sold at the prevailing trading price of IDW stock and you will pay a $0.04 commission to Roth plus any wire fees.
Please note that IDW can give no assurance that the merger will be completed, and cannot predict what the final exchange ratio will be, the trading prices of IDW and Flextronics shares prior to the merger or the trading price of Flextronics shares after the merger. You are encouraged to read the detailed disclosures in the preliminary and definitive proxy statement/prospectus prepared in connection with the proposed merger, as described below under the heading “Additional Information and Where to Find It,” and urged to pay particular attention to the risk factors described therein.

Additional Information and Where to Find It:
In connection with the proposed merger, Flextronics International Ltd. (“Flextronics”) has filed a registration statement on Form S-4 (SEC File No. 333-137749) with the Securities and Exchange Commission (“SEC”) on October 2, 2006, which contained a preliminary proxy statement/prospectus. Investors and security holders are urged to read the registration statement on Form S-4 and the related preliminary proxy statement/prospectus carefully, as well as the definitive proxy statement/prospectus and related materials when they become available, because they contain, and will contain, important information about Flextronics, IDW and the proposed merger. The definitive proxy statement/prospectus will be mailed to stockholders that hold shares of IDW common stock on the record date for the IDW special meeting related to the proposed merger. The preliminary proxy statement/prospectus and the definitive proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed with the SEC, may be obtained free of charge at the SEC’s web site www.sec.gov. In addition, investors and security holders may obtain a free copy of any documents that Flextronics and IDW have filed with the SEC by directing a written request to:

For information relating to Flextronics:	For information relating to IDW:

Flextronics International Ltd.	International DisplayWorks, Inc.
2090 Fortune Drive	1613 Santa Clara Drive, Suite 100
San Jose, California 95131	Roseville, CA 95661-3542
Attention: Investor Relations	Attention: Corporate Secretary
Investors and security holders are urged to read the preliminary proxy statement/prospectus and the definitive proxy statement/prospectus and other relevant materials when they become available before making any voting or investment decision with respect to the proposed merger.
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Participants in the Solicitation:
IDW and its directors and executive officers, and Flextronics and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from IDW stockholders in connection with the proposed merger. Information regarding any special interests of these directors and executive officers in the proposed transaction will be included in the preliminary proxy statement/prospectus and definitive proxy statement/prospectus referred to above. Additional information regarding the directors and executive officers of Flextronics is included in Flextronics’s definitive proxy statement for the 2006 annual general meeting of Flextronics shareholders, which was filed with the SEC on July 31, 2006. This document is available free of charge at the SEC’s website (www.sec.gov) and by contacting Investor Relations for Flextronics, as described above. Additional information regarding the directors and executive officers of IDW is included in IDW’s proxy statement for the 2006 annual general meeting of IDW shareholders, which was filed with the SEC on April 10, 2006. This document is available free of charge at the SEC’s website (www.sec.gov) and by contacting IDW’s Corporate Secretary, as described above.